Via Facsimile and U.S. Mail
Mail Stop 6010

September 14, 2007

Kenneth W. Stecher
Chief Financial Officer, Executive Vice President,
Secretary and Treasurer
Cincinnati Financial Corporation
6200 S. Gilmore Road
Fairfield, Ohio 45014-5141

Re: Cincinnati Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File Number: 000-04604

Dear Mr. Stecher:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief